

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2020

Craig Shore
Chief Financial Officer
InspireMD, Inc.
4 Menorat Hamaor Street
Tel Aviv, Israel 6744832

      Re: InspireMD, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed July 2, 2020
          File No. 001-35731

Dear Mr. Shore:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 3: Approval of an Amendment to Our Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock, page 40

1.   Please disclose whether you have any current plans, agreements, arrangements, or understandings, written or oral, to issue the additional authorized shares that may become available if this proposal is approved.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at (202) 551-7237 or Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences